

August 29, 2013

Via E-Mail
John T. Gaffney
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166

     Re: **Steinway Musical Instruments, Inc.**
                    Schedule 14D-9 filed August 21, 2013
                    File No. 5-46651

Dear Mr. Gaffney:

     The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the filings listed above.

     In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9 filed August 21, 2013

1. We note the disclosure in the bidder's Offer to Purchase that if the offer closes, it can accomplish the merger without a vote of shareholders pursuant to Section 251(h) of the DGCL. However, bidder also has the right to exercise a Top-Up Option after the offer closes and effect a merger under Section 253 of the DGCL. Explain how, if at all, these different options for effecting the squeeze out of Steinway shares not tendered in the offer affect the rights of remaining minority shareholders, including any differences with respect to how appraisal rights are perfected.

2. Here or where appropriate in the offer materials, provide more specifics about the exercise of appraisal rights, including when you will provide the additional notice describing those rights under DGCL and the time involved in perfecting them. Given that a merger effected under Section 251(h) would be consummated within one day of the

termination of the offer, when and how will the additional information about appraisal rights be provided to Steinway shareholders?

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Furnish a response letter with the amendment keying your responses to our comments and providing any supplemental information we request. Transmit the letter via EDGAR under the label "CORRESP." If you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions